Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

December 14, 2023

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd (Stock Code: DRREDDY)

Dear Sirs,

Subject: Press Release

Please find enclosed a Press Release on “Dr. Reddy’s becomes first Indian pharma company to debut on the Dow Jones Sustainability World Index”.

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer and Head-CSR

Encl: As above

CONTACT
DR. REDDY'S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	Investor relationS	Media relationS
	RICHA PERIWAL richaperiwal@drreddys.com	USHA IYER ushaiyer@drreddys.com

Dr. Reddy’s becomes first Indian pharma company to debut on the Dow Jones Sustainability World Index

Company also secures ‘Gold Medal’ status from global sustainability ratings agency, EcoVadis

•	In a first for Indian pharma, Dr. Reddy’s is featured in the Dow Jones Sustainability World Index for 2023
•	Company retains its place in the Dow Jones Sustainability Emerging Markets Index for the 8th year in a row
•	Separately, the global sustainability ratings agency EcoVadis has awarded ‘Gold Medal’ status to Dr. Reddy’s for ranking among the top 5 percent of companies assessed by it
•

Alongside these two recognitions, Dr. Reddy’s also became the first Indian pharma company to pledge towards an integrated plantation initiative covering 2,900 hectares by 2028 as part of the World Economic Forum’s 1t.org

Hyderabad India; December 14, 2023 – Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY; hereafter referred to as “Dr. Reddy’s”), a global pharmaceutical company, has won back-to-back global recognitions for its commitment and progress on sustainability and Environment Social and Governance (ESG) agenda.

Dr. Reddy’s has become the first Indian pharma company to earn a place in the Standard & Poor Dow Jones Sustainability World Index (DJSI World) for 2023. Alongside its debut in DJSI World, the company retains its place in the Dow Jones Sustainability Index for Emerging Markets (DJSI EM) for the 8th year in a row. The DJSI recognitions are based on Dr. Reddy’s performance in the Standard & Poor Global Corporate Sustainability Assessment (S&P Global CSA) and additional screening criteria. Dr. Reddy’s scored 77 out of 100 in the 2023 S&P Global CSA1, achieving full scores in Innovation Management, Impact on Access to Healthcare, Climate Risk Management, and Resource Efficiency and Circularity. The company ranked in the top decile percentile and achieved the sixth highest score out of 347 companies assessed in the Pharmaceuticals Industry in the S&P Global CSA. Dr. Reddy’s S&P Global ESG score, measuring the company's performance on and management of material ESG risks, opportunities and impact, is 78 out of 100.

[1]	As of October 27, 2023

Separately, Dr. Reddy’s has been awarded ‘Gold Medal’ status by EcoVadis, the global sustainability ratings agency, for its score of 70 out of 100 in its scorecard for 2023. EcoVadis methodology is built on international sustainability standards, including the Global Reporting Initiative (GRI), the United Nations Global Compact (UNGC), and the ISO 26000. The Sustainability Scorecard of EcoVadis measures performance across 21 indicators in four themes: Environment, Labor & Human Rights, Ethics and Sustainable Procurement. The ‘Gold Medal’ status positions Dr. Reddy’s among the top 5 percent of companies assessed by EcoVadis.

G V Prasad, Co-Chairman & Managing Director, Dr. Reddy’s, said: “As a company with over two decades of experience in sustainability, we see it as our responsibility to set the bar high. Going beyond environment, we have set ourselves ambitious and measurable goals for patients, employees and governance. The distinctive aspect of our approach is that our sustainability agenda is now embedded in business. These prestigious global recognitions, the strong year-on-year improvement in our performance, and our elevation to the World Index of the DJSI are a reflection of our bold goals and the progress we have been making in meeting them.”

In addition to the global recognitions, Dr. Reddy’s recently became the first Indian pharma company to join the World Economic Forum’s (WEF) 1t.org community and pledged towards an integrated plantation initiative covering 2,900 hectares by 2028. The pledge overview of Dr. Reddy’s is “Rooting Resilience: Cultivating Mangroves and Agroforestry Across 2900 Hectares for a Sustainable Future”. The integrated plantation initiative will cover 500 hectares of mangrove, 2,000 hectares of agroforestry, and 400 hectares of coastal bund plantations by 2028, offering a comprehensive approach that benefits both nature and the climate.

To read more about S&P DJSI and its methodology, please visit https://www.spglobal.com/spdji/en/indices/esg/dow-jones-sustainability-world-index/

To read more about EcoVadis and its methodology, please visit: https://ecovadis.com/about-us/

To read more about the World Economic Forum’s 1t.org, please visit: https://www.1t.org/pledges/rooting-resilience/

To learn more about Dr. Reddy’s ESG goals, please visit: https://drreddys.com/business-responsibility-and-sustainability#esg-goals

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is a global pharmaceutical company headquartered in Hyderabad, India. Established in 1984, we are committed to providing access to affordable and innovative medicines. Driven by our purpose of ‘Good Health Can’t Wait’, we offer a portfolio of products and services including APIs, generics, branded generics, biosimilars and OTC. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Our major markets include – USA, India, Russia & CIS countries, China, Brazil and Europe. As a company with a history of deep science that has led to several industry firsts, we continue to plan ahead and invest in businesses of the future. As an early adopter of sustainability and ESG actions, we released our first Sustainability Report in 2004. Our current ESG goals aim to set the bar high in environmental stewardship; access and affordability for patients; diversity; and governance. For more information, log on to: www.drreddys.com.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2023. The company assumes no obligation to update any information contained herein.